Exhibit 99.1
Shinhan Financial Group 2017 1Q Operating Results

On April 20, 2017, Shinhan Financial Group released its operating results for 2017 1Q. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		1Q 2017	4Q 2016	QoQ Change (%)	1Q 2016	YoY Change (%)
Revenue*	Specified Quarter	13,800,957	6,850,468	101.46	8,693,839	58.74

	Cumulative	13,800,957	31,989,732	—	8,693,839	58.74

Operating Income	Specified Quarter	1,298,260	626,130	107.35	655,495	98.06

	Cumulative	1,298,260	3,108,642	—	655,495	98.06

Income before Income Taxes	Specified Quarter	1,305,715	633,668	106.06	683,176	91.12

	Cumulative	1,305,715	3,170,472	—	683,176	91.12

Net Income	Specified Quarter	1,007,254	614,399	63.94	787,744	27.87

	Cumulative	1,007,254	2,824,919	—	787,744	27.87

Net Income Attributable to Controlling Interest	Specified Quarter	997,098	612,082	62.90	771,363	29.26

	Cumulative	997,098	2,774,778	—	771,363	29.26

*	Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		1Q 2017	4Q 2016	QoQ Change (%)	1Q 2016	YoY Change (%)
Revenue*	Specified Quarter	8,529,152	3,065,339	178.24	4,656,194	83.18

	Cumulative	8,529,152	16,672,337	—	4,656,194	83.18

Operating Income	Specified Quarter	662,310	376,487	75.92	421,536	57.12

	Cumulative	662,310	1,958,978	—	421,536	57.12

Income before Income Taxes	Specified Quarter	672,407	385,008	74.65	444,368	51.32

	Cumulative	672,407	2,028,724	—	444,368	51.32

Net Income	Specified Quarter	534,578	428,899	24.64	574,700	-6.98

	Cumulative	534,578	1,940,621	—	574,700	-6.98

Net Income Attributable to Controlling Interest	Specified Quarter	534,556	428,569	24.73	574,881	-7.01

	Cumulative	534,556	1,940,256	—	574,881	-7.01

*	Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		1Q 2017	4Q 2016	QoQ Change (%)	1Q 2016	YoY Change (%)
Revenue*	Specified Quarter	1,542,469	1,114,622	38.38	1,131,108	36.37

	Cumulative	1,542,469	4,672,819	—	1,131,108	36.37

Operating Income	Specified Quarter	530,111	226,894	133.64	189,968	179.05

	Cumulative	530,111	919,931	—	189,968	179.05

Income before Income Taxes	Specified Quarter	526,573	224,426	134.63	189,243	178.25

	Cumulative	526,573	910,887	—	189,243	178.25

Net Income	Specified Quarter	401,388	175,142	129.18	148,884	169.60

	Cumulative	401,388	707,344	—	148,884	169.60

Net Income Attributable to Controlling Interest	Specified Quarter	401,792	183,286	119.22	148,838	169.95

	Cumulative	401,792	715,867	—	148,838	169.95

*	Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues